Exhibit 4.16

English Translations for Reference

SUPPLEMENTARY AGREEMENT

THIS SUPPLEMENTARY AGREEMENT (“Supplementary Agreement”) is entered into by the following parties in Shenzhen as of March 6, 2013:

Party A: Ying Si Kang Information Technology (Shenzhen) Co., Ltd.
Address: F3, Hanfeng Building, 1 Xiameilin 1st Street, Futian District, Shenzhen

Party B: Chunlin Wang
ID Card No.:

Party C: Shenzhen Xinbao Investment Management Co., Ltd.
Address: Rom 2108-2110-22, Jiahe Huaqiang Building, Shennan Road, Futian District, Shenzhen

WHEREAS:

1.
A Loan Agreement was entered into between Party A and Party B on April 18, 2011, pursuant to which Party A agreed to grant an interest-free loan in an amount of Seven Million and Five Hundred Thousand Renminbi (RMB7,500,000) to Party B (“Loan”).

2.
An Equity Pledge Agreement was entered into between Party A and Party B on April 18, 2011, pursuant to which Party B agreed to pledge all of his 75% equity interest in Party C to Party A as a security pledge for the Loan under the Loan Agreement..

3.
An Exclusive Purchase Option Agreement was entered into between Party A and Party B on April 18, 2011, pursuant to which Party B agreed to grant an exclusive purchase option to Party A so that Party A may request Party B to sell his equity interest in Party C to it if certain conditions are met.

4.
On March 6, 2013, upon unanimous approval of shareholders of Party C, the registered capital of Party C was decreased from RMB10 million to RMB8 million. As a result, Party B holds 93.75% of equity interest in Party C.

NOW THEREFORE, after friendly negotiations, both parties hereby enter into the Supplementary Agreement to amend the terms of the foresaid Equity Pledge Agreement and Exclusive Purchase Option Agreement as follows:

1.	Loan

Both parties certify that Party A granted an interest-free loan in an amount of Seven Million and Five Hundred Thousand Renminbi (RMB7,500,000) to Party B and as of the date of this Supplementary Agreement, Party B has not yet repaid the loan.

2.	Equity Pledge

The equity interest in Party C pledged by Party B to Party A as the security for the Loan was changed to 93.75%.

3.	Exclusive Purchase Option

Party B intends to grant an exclusive purchase option to Party A so that Party A may request Party B to sell his 93.75% equity interest in Party C to Party A if certain conditions are met.

4.	Validity

The Supplementary Agreement constitutes an integral part of the Equity Pledge Agreement and Exclusive Purchase Option Agreement and shall have the same legal effect. In the event of conflict, the provisions of the Supplementary Agreement shall prevail.

5.	Language and Counterparts

This Agreement is executed in Chinese in three (3) originals and each Party shall hold one original. All of them shall have the same legal effect.

[No text below]

[Signature Page]

IN WITNESS WHEREOF, legal representative from each party or its authorized representative and Party B have executed this Agreement as of the date as first above written.

Party A: Ying Si Kang Information Technology (Shenzhen) Co., Ltd.

Legal Representative/Authorized Representative: /s/ Yuan Tian

Chop: [Chop affixed]

Party B: Chunlin Wang

Signature: /s/ Chunlin Wang

Party C: Shenzhen Xinbao Investment Management Co., Ltd.

Legal Representative/Authorized Representative: /s/ Chunlin Wang

Chop: [Chop affixed]